UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

The LGL Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

50186A108
(CUSIP Number)

KENNETH S. MANTEL, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50186A108

1	NAME OF REPORTING PERSON MARC J. GABELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 368,354 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 368,354 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,354 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON IN

(1)   Consists of 12,475 shares of The LGL Group, Inc. held directly by Mr. Gabelli and 355,879 shares held by Venator Merchant Fund, L.P.  Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli, who is the President and Sole Member of Venator Global, LLC, may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his pecuniary interest therein.

CUSIP NO. 50186A108

1	NAME OF REPORTING PERSON VENATOR GLOBAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 355,879 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 355,879 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,879 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON OO

(1)   Consists of shares of The LGL Group, Inc. held by Venator Merchant Fund, L.P.  Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Venator Global, LLC disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of its pecuniary interest therein.

CUSIP NO. 50186A108

1	NAME OF REPORTING PERSON VENATOR MERCHANT FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 355,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 355,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 50186A108

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D originally filed by the undersigned on June 17, 2003, as amended.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.01 per share (the “Securities”), of The LGL Group, Inc., a Delaware corporation formerly known as Lynch Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2525 Shader Road, Orlando, FL 32804.

Item 2.	Identity and Background.

Item 2(a), (b), and (c) are hereby amended and restated to read as follows:

This statement is being filed by Marc J. Gabelli, Venator Global, LLC and Venator Merchant Fund, L.P. (collectively, the “Reporting Persons”).  Mr. Gabelli is the President of Venator Global, LLC, the general partner of Venator Merchant Fund, LP, an investment management firm.  Mr. Gabelli is also the Chairman of the Board of Directors of the Issuer.  Mr. Gabelli’s business address is c/o The LGL Group, Inc., 2525 Shader Road, Orlando, FL 32804.

Venator Merchant Fund, L.P. is an investment management firm whose objective is to provide capital appreciation by investing in public and private companies.  Venator Global, LLC is the general partner of Venator Merchant Fund, L.P.  The business address of each of Venator Global, LLC and Venator Merchant Fund, L.P. is c/o Marc Gabelli, The LGL Group, Inc., 2525 Shader Road, Orlando, FL 32804.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 12,475 Securities owned directly by Mr. Gabelli is approximately $112,546.59.  The Securities owned directly by Mr. Gabelli were acquired with Mr. Gabelli’s personal funds.

The aggregate purchase price of the 355,879 Securities owned directly by Venator Merchant Fund, L.P. is approximately $3,330,370.04.  The Securities owned directly by Venator Merchant Fund, L.P. were acquired with the working capital of Venator Merchant Fund, L.P.

On December 16, 2005, Venator Merchant Fund, L.P. purchased 112,294 Securities in a rights offering by the Issuer at $7.25 per share, for an aggregate purchase price of $814,131.50.  On January 3, 2006, Venator Merchant Fund, L.P. purchased 57,701 Securities pursuant to oversubscription rights in the same rights offering by the Issuer at $7.25 per share, for an aggregate purchase price of $418,332.25.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Securities reported owned by the Reporting Persons is based upon 2,250,373 Securities outstanding as of August 13, 2010, which is the total number of Securities outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2010.

As of the close of business on September 10, 2010, Venator Merchant Fund, L.P. owned 355,879 Securities, constituting approximately 15.8% of the Securities outstanding.

As of the close of business on September 10, 2010, Mr. Gabelli beneficially owned 368,354 Securities, consisting of 12,475 Securities held directly by Mr. Gabelli and 355,879 Securities held by Venator Merchant Fund, L.P., constituting approximately 16.4% of the Securities outstanding.  By virtue of their relationship with Venator Merchant Fund, L.P. discussed in Item 2, Mr. Gabelli and Venator Global, LLC may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli and Venator Global, LLC disclaim beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his/its pecuniary interest therein.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Securities held by Venator Merchant Fund, L.P.  Mr. Gabelli has the sole power to vote and dispose of the Securities he holds directly.

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in the Securities by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

D.	Power of Attorney to Kenneth S. Mantel from Marc J. Gabelli.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2010

/s/ Kenneth S. Mantel
KENNETH S. MANTEL
As Attorney-In-Fact for Marc J. Gabelli

VENATOR MERCHANT FUND, L.P.

By:	Venator Global, LLC
General Partner

By:	Commonwealth Management Partners LLLP
Sole Member

By:	/s/ Robert Zuccaro
Name:	Robert Zuccaro
Title:	Managing Director

VENATOR GLOBAL, LLC

By:	Commonwealth Management Partners LLLP
Sole Member

By:	/s/ Robert Zuccaro
Name:	Robert Zuccaro
Title:	Managing Director

EXHIBIT INDEX

Exhibit		Page

A.	Joint Filing Agreement (previously filed).

B.	Voting Agreement (previously filed).

C.	Powers of Attorney to Stephen M. DeTore, Karyn M. Nappi, and James E. McKee from Marc J. Gabelli (previously filed).

D.	Power of Attorney to Kenneth S. Mantel from Marc J. Gabelli.	10

SCHEDULE A

Transactions in the Securities by the Reporting Persons During the Past 60 Days:

Shares Disposed of	Price Per Share ($)	Date of Disposition

MARC J. GABELLI
None

VENATOR MERCHANT FUND, L.P.
151,000(1)	$0(1)	8/20/2010(1)

VENATOR GLOBAL, LLC
None

(1)           These Securities were gifted to charitable funds and organizations.

Exhibit D

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Kenneth S. Mantel as the undersigned’s true and lawful attorney-in-fact to:

(1)           execute for and on behalf of the undersigned Schedules 13D in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”) and Forms 3, 4 and 5 in accordance with Section 16 of the Exchange Act relating to The LGL Group, Inc. (the “Company”);

(2)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or Form 3, 4 or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that such attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and Forms 3, 4 and 5 with respect to the Company, unless earlier revoked by the undersigned in a signed writing delivered to such attorney-in-fact.  Effective as of the date of this Power of Attorney, the undersigned hereby revokes any and all earlier-dated powers of attorney given by the undersigned for the purposes outlined herein.

[Signature Page Follows]

[Signature Page to Power of Attorney]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 31st day of August, 2010.

/s/ Marc J. Gabelli
Marc J. Gabelli